September 17, 2024

Michael E. LaBelle
Executive Vice President, Chief Financial Officer & Treasurer
BXP, Inc.
800 Boylston Street, Suite 1900
Boston, MA 02199-8103

       Re: BXP, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Filed February 27, 2024
           File No. 001-13087
Dear Michael E. LaBelle:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction